UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-41531

Enerflex Ltd.

(Exact name of registrant as specified in its charter)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 6, 2023, Enerflex Ltd. filed on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval website at www.sedarplus.ca the Material Change Report dated October 6, 2023.

Exhibit	DESCRIPTION

99.1	Material Change Report, dated October 6, 2023

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 10, 2023	Enerflex Ltd.

	By:	/s/ Justin D. Pettigrew
	Name:	Justin D. Pettigrew
	Title:	Corporate Secretary and Associate General Counsel, Corporate